Attachment Q.77E

0n June 6, 2005, Robert H. Daniels, a shareholder of the Fund, filed a putative class action complaint on behalf of all Fund shareholders against the Fund and its Directors, in the Circuit Court for Baltimore City, Maryland. This litigation arises out of an attempt in
2005 by a shareholder of the Fund to nominate and elect directors who were not qualified as Directors pursuant to the Fund's director qualification bylaw, which sets forth certain eligibility requirements for directors, including a requirement of relevant experience and country knowledge consistent with the Fund's strategy of investment in
German companies.  Mr. Daniels seeks declaratory and injunctive relief, as well as attorneys' fees, experts' fees and costs.

On July 12, 2005, the Fund and its Directors removed the case to the United States
District Court for the District of Maryland. On August 26, 2005, the Fund and its
directors filed a motion to dismiss the complaint on various grounds.  On March 29,
2006, the judge denied the motion to dismiss and litigation moved to the document discovery and deposition stage. The defendants are scheduled to move for summary judgment and plaintiff to move for class certification by March 21, 2007.

M:\mfld\Germany Funds---3\New Germany Fund, Inc\N-SAR\77E Insert for 6-30-05 N-SAR GF v2.doc